UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2012

Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia  V6C 3K4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

RepliCel Life Sciences Inc. (the “Company”)
Suite 1225 – 888 Dunsmuir Street
Vancouver, BC V6C 3K4

Item 2.	Date of Material Change

April 27, 2012 and April 29, 2012

Item 3.	News Release

News Release dated April 27, 2012 was disseminated via Marketwire on April 27, 2012 and News Release dated April 29, 2012 was disseminated via Marketwire on April 29, 2012.

Item 4.	Summary of Material Change

The Company issued news releases on April 27, 2012 and April 29, 2012 to clarify certain disclosures that included comments made by NBT Equities Research LLC analyst Tobin Smith, concerning price targets and statements in a report which were published in newsletters available online or delivered via email newsletter. The Company published the news releases to clarify that these comments, which were paid for and authorized by the Company, were in some cases overly promotional and misleading.

Item 5.	Full Description of Material Change

5.1      Full Description of Material Change

See attached news releases.

5.2      Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall, President and Director 604.248.8730

Item 8.	Date of Report

May 2, 2012

NOT FOR DISSEMINATION IN THE UNITED STATES

RepliCel Announces Retraction of Public Disclosure

VANCOUVER, BC – April 27, 2012 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (OTCBB: REPCF) today announces that it is clarifying certain disclosures which were overly promotional, misleading and inaccurate. The disclosures were published in reports available online or delivered via email newsletter, including TheHotPennyStocks.com, hotstocked.com, StockGuru and in other disclosures published by Lake Group Media Inc., and in an equity research report published by NBT Equities Research/NBT Communications which contained certain price targets and a strong buy recommendation. Lake Group Media Inc. and NBT Equities Research/NBT Communications were hired by the Company to build awareness. The Company wishes to make a general retraction in respect of certain disclosures, although the Company notes such certain disclosures were not authorized by the Company. Specifically, the Company wishes to make clear that, given the Company’s current stage of development, price targets and estimates pertaining to expected increases in the Company’s share price, as published in the aforementioned reports are premature and cannot be relied upon. Price targets and dramatic increases in share prices indicated in such publications may never be met and there are many risks and uncertainties pertaining to the Company’s business and shares that may cause investors to lose their entire investment in the Company, including that the Company’s technology may not work as expected and, even if it does work as expected, the Company may be unable to successfully commercialize the technology or protect its intellectual property from competitors. Other risks and uncertainties pertaining to the Company’s business are set out in the Company’s annual report, which is filed on Sedar (www.sedar.com) and Edgar (www.sec.gov).

For more information please contact:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com

NOT FOR DISSEMINATION IN THE UNITED STATES

RepliCel Clarifying News Release

VANCOUVER, BC – April 29, 2012 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (OTCBB: REPCF) wishes to clarify statements made in its April 27, 2012 news release.  Specifically, comments made by NBT Equities Research LLC analyst Tobin Smith, concerning price targets and statements made in his report which were published in newsletters available online or delivered via email newsletter, including by TheHotPennyStocks.com, hotstocked.com, StockGuru and in other disclosures, were the thoughts and views of Tobin Smith, however were paid for and authorized by the Company.  The Company wishes to make a general retraction in respect of these disclosures. Specifically, the Company wishes to make clear that, given the Company’s current stage of development, price targets and estimates pertaining to expected increases in the Company’s share price, as published in the aforementioned reports are premature and cannot be relied upon.  Price targets and dramatic increases in share prices indicated in such publications may never be met and there are many risks and uncertainties pertaining to the Company’s business and shares that may cause investors to lose their entire investment in the Company, including that the Company’s technology may not work as expected and, even if it does work as expected, the Company may be unable to successfully commercialize the technology or protect its intellectual property from competitors.  Other risks and uncertainties pertaining to the Company’s business are set out in the Company’s annual report, which is filed on Sedar (www.sedar.com) and Edgar (www.sec.gov).

For more information please contact:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

“Gemma Bayley”
Gemma Bayley
Secretary
Date: May 3, 2012